Exhibit 99.1

Azure Power Global Limited to Hold Special Meeting of

Shareholders on August 31, 2018

New Delhi, August 6, 2018: Azure Power Global Limited (“Azure Power” or the “Company”) (NYSE: AZRE), a leading solar power producer in India, announced that it will hold a special meeting of shareholders at the Company’s office on the 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India at 3 p.m. (Delhi Time) on August 31, 2018.

The Company will propose at the special meeting to be authorized for issuing equity shares or share equivalents for more than 10% (ten percent) of the share capital of the Company.

Only shareholders on record of the Company’s equity shares on the close of business on August 16, 2018 (Eastern Standard Time) (the “Record Date”) are entitled to receive notice and vote at the extraordinary general meeting or any adjournment. Shareholders are cordially invited to attend the special meeting. Shareholders are entitled to appoint a proxy to attend and act for and on behalf of them at the meeting.

A notice of the special meeting describing the matters to be considered at the meeting will be available on Azure Power’s website at http://www.azurepower.com.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. In the press release, portfolio and the project represent megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power